Banco Itaú Holding Financeira S.A.
Open Capital Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

1.

At this moment of significant volatility in capital markets, and in line with the best practices of information disclosure and Corporate Governance, Banco Itaú Holding Financeira S.A. ("Itaú") and its controlled / affiliated companies hereby inform that they have not made or recorded in their books any credit operations in “subprime” market (loans or investments in high-risk housing credits in the United States or any other countries) and structured operations known as "CDOs" (Collateralized Debt Obligation), which consist of securitization of assets portfolio which could include loans to "subprime" market. We also inform which are immaterial to the values associated with the bridge loans for issue of shares.

2.

We emphasize that assets referred to above are not part of the Holding Investment Policy, the execution and implementation of which is strictly supervised by our Internal Control and Risk Management sectors.

3.	This information is consistent with Itaú strategy of relationship with the capital markets, is transparent and makes the shareholders aware of their operations.

São Paulo (SP), August 16, 2007.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer